

Mail Stop 4720

July 15, 2016

John Pollok
Chief Financial Officer
South State Corporation
520 Gervais Street
Columbia, South Carolina 29201

     Re: South State Corporation
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 24, 2016
               Form 8-K filed April 22, 2016
               File No. 001-12669

Dear Mr. Pollok:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 22, 2016

Exhibits 99.1 and 99.2

1. It appears that your non-GAAP measures (e.g. operating EPS and operating earnings) included in exhibits 99.1 and 99.2 are more prominent than the comparable GAAP measure. This presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations (CDI) issued on May 17, 2016, including Question 102.10 of the CDI. Please review this guidance when preparing your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services